Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three and six months ended June 30, 2022 and 2021

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

	Three months ended		Six months ended
(thousands of U.S. dollars, except per share amounts)	June 30		June 30
	2022	2021	2022	2021
Revenue
Regulated electricity distribution	$295,558	$280,011	$576,252	$613,984
Regulated gas distribution	121,911	92,711	385,345	291,325
Regulated water reclamation and distribution	89,626	58,042	168,257	112,592
Non-regulated energy sales	97,015	77,890	185,235	108,673
Other revenue	20,149	18,869	44,867	35,491
	624,259	527,523	1,359,956	1,162,065
Expenses
Operating expenses	206,330	171,082	418,332	351,139
Regulated electricity purchased	104,125	118,892	203,308	288,291
Regulated gas purchased	51,802	26,105	184,368	99,486
Regulated water purchased	3,329	3,406	6,152	6,148
Non-regulated energy purchased	11,698	6,061	26,604	13,989
Administrative expenses	20,107	17,122	37,559	33,765
Depreciation and amortization	112,547	98,161	232,511	195,600
Loss on foreign exchange	4,464	1,283	4,726	2,145
	514,402	442,112	1,113,560	990,563
Gain on sale of renewable assets (note 13(d))	—	—	1,200	—
Operating income	109,857	85,411	247,596	171,502
Interest expense	(64,573)	(58,182)	(122,516)	(107,762)
Gain (loss) from long-term investments (note 6)	(113,380)	60,506	(124,069)	9,999
Other net losses (note 16)	(8,652)	(1,813)	(13,382)	(10,197)
Pension and other post-employment non-service costs (note 8)	(2,258)	(3,861)	(4,836)	(7,545)
Loss on derivative financial instruments (note 21(b)(iv))	(6,135)	(1,354)	(5,884)	(265)
Earnings (loss) before income taxes	(85,141)	80,707	(23,091)	55,732
Income tax recovery (expense) (note 15)
Current	(3,409)	(3,864)	(9,713)	(7,239)
Deferred	26,228	8,059	23,080	33,072
	22,819	4,195	13,367	25,833
Net earnings (loss)	(62,322)	84,902	(9,724)	81,565
Net effect of non-controlling interests (note 14)
Non-controlling interests	32,021	20,937	72,963	40,902
Non-controlling interests held by related party	(3,086)	(2,617)	(5,661)	(5,298)
	$28,935	$18,320	$67,302	$35,604
Net earnings (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(33,387)	$103,222	$57,578	$117,169
Preferred shares, Series A and preferred shares, Series D dividend (note 12)	2,220	2,276	4,440	4,490
Net earnings (loss) attributable to common shareholders of Algonquin Power & Utilities Corp.	$(35,607)	$100,946	$53,138	$112,679
Basic net earnings (loss) per share (note 17)	$(0.05)	$0.16	$0.08	$0.19
Diluted net earnings (loss) per share (note 17)	$(0.05)	$0.16	$0.08	$0.18
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income

	Three months ended		Six months ended
(thousands of U.S. dollars)	June 30		June 30
	2022	2021	2022	2021
Net earnings (loss)	$(62,322)	$84,902	(9,724)	$81,565
Other comprehensive income (loss) (“OCI”):
Foreign currency translation adjustment, net of tax expense of $1,037 and tax recovery of $2,273 (2021 - tax recovery of $822 and $1,359), respectively (notes 21(b)(iii) and 21(b)(iv))	(48,440)	(2,995)	(40,595)	(3,268)
Change in fair value of cash flow hedges, net of tax recovery of $7,597 and $29,894 of (2021 - $12,969 and $10,283), respectively (note 21(b)(ii))	(12,879)	(31,791)	(71,765)	(24,147)
Change in pension and other post-employment benefits, net of tax recovery of $32 and $30 (2021 - tax expense of $196 and $335), respectively (note 8)	(93)	545	(86)	2,165
OCI, net of tax	(61,412)	(34,241)	(112,446)	(25,250)
Comprehensive income (loss)	(123,734)	50,661	(122,170)	56,315
Comprehensive loss attributable to the non-controlling interests	(30,375)	(16,776)	(68,055)	(33,675)
Comprehensive income (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(93,359)	$67,437	$(54,115)	$89,990
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	June 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$84,997	$125,157
Trade and other receivables, net (note 4)	431,415	403,426
Fuel and natural gas in storage	81,338	74,209
Supplies and consumables inventory	116,280	103,552
Regulatory assets (note 5)	136,428	158,212
Prepaid expenses	65,340	54,548
Derivative instruments (note 21)	6,636	3,486
Other assets	22,673	16,153
	945,107	938,743
Property, plant and equipment, net	11,881,779	11,042,446
Intangible assets, net	100,543	105,116
Goodwill	1,297,597	1,201,244
Regulatory assets (note 5)	1,124,093	1,009,413
Long-term investments (note 6)
Investments carried at fair value	1,663,092	1,848,456
Other long-term investments	523,751	495,826
Derivative instruments (note 21)	46,340	17,136
Deferred income taxes	46,123	31,595
Other assets	109,451	95,861
	$17,737,876	$16,785,836
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets (continued)

(thousands of U.S. dollars)
	June 30,	December 31,
	2022	2021
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$145,375	$185,291
Accrued liabilities	485,055	428,733
Dividends payable (note 12)	122,078	114,544
Regulatory liabilities (note 5)	72,956	65,809
Long-term debt (note 7)	182,497	356,397
Other long-term liabilities (note 9)	157,827	167,908
Derivative instruments (note 21)	48,409	38,569
Other liabilities	7,651	7,461
	1,221,848	1,364,712
Long-term debt (note 7)	7,272,637	5,854,978
Regulatory liabilities (note 5)	557,867	510,380
Deferred income taxes	497,554	530,187
Derivative instruments (note 21)	138,618	81,676
Pension and other post-employment benefits obligation	224,925	226,387
Other long-term liabilities (note 9)	476,592	515,911
	10,390,041	9,084,231
Redeemable non-controlling interests (note 14)
Redeemable non-controlling interest, held by related party (note 13(b))	306,795	306,537
Redeemable non-controlling interests	9,973	12,989
	316,768	319,526
Equity:
Preferred shares	184,299	184,299
Common shares (note 10(a))	6,082,511	6,032,792
Additional paid-in capital	261	2,007
Deficit	(475,356)	(288,424)
Accumulated other comprehensive loss (“AOCI”) (note 11)	(183,370)	(71,677)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	5,608,345	5,858,997
Non-controlling interests
Non-controlling interests	1,355,022	1,441,924
Non-controlling interest, held by related party (note 13(c))	67,700	81,158
	1,422,722	1,523,082
Total equity	7,031,067	7,382,079
Commitments and contingencies (note 19)
Subsequent events (notes 7(a), 10(b))
	$17,737,876	$16,785,836
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Consolidated Statement of Equity

(thousands of U.S. dollars) For the three months ended June 30, 2022

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, March 31, 2022	$6,057,249	$184,299	$1,158	$(315,879)	$(123,398)	$1,471,378	$7,274,807
Net loss	—	—	—	(33,387)	—	(28,935)	(62,322)
Effect of redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(1,529)	(1,529)
OCI	—	—	—	—	(59,972)	(1,440)	(61,412)
Dividends declared and distributions to non-controlling interests	—	—	—	(103,616)	—	(19,230)	(122,846)
Dividends and issuance of shares under dividend reinvestment plan	21,239	—	—	(21,239)	—	—	—
Contributions received from non-controlling interests (note 3), net of cost	—	—	—	—	—	2,478	2,478
Common shares issued under employee share purchase plan	1,149	—	—	—	—	—	1,149
Share-based compensation	—	—	4,042	—	—	—	4,042
Common shares issued pursuant to share-based awards	2,874	—	(4,939)	(1,235)	—	—	(3,300)
Balance, June 30, 2022	$6,082,511	$184,299	$261	$(475,356)	$(183,370)	$1,422,722	$7,031,067
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Consolidated Statement of Equity

(thousands of U.S. dollars) For the three months ended June 30, 2021

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital		Deficit	AOCI	Non- controlling interests	Total
Balance, March 31, 2021	$5,092,691	$184,299	$59,631	$—	$(40,330)	$(20,272)	$678,642	$5,954,661
Net earnings (loss)	—	—	—		103,222	—	(18,320)	84,902
Redeemable non-controlling interests not included in equity (note 14)	—	—	—		—	—	(910)	(910)
OCI	—	—	—		—	(35,785)	1,544	(34,241)
Dividends declared and distributions to non-controlling interests	—	—	—		(84,427)	—	(7,166)	(91,593)
Dividends and issuance of shares under dividend reinvestment plan	23,557	—	—		(23,557)	—	—	—
Contributions received from non-controlling interests	—	—	—		—	—	820,971	820,971
Common shares issued upon conversion of convertible debentures	16	—	—		—	—	—	16
Common shares issued upon public offering, net of tax effected cost	133,801	—	—		—	—	—	133,801
Contract adjustment payments	—	—	(62,240)		(160,138)	—	—	(222,378)
Issuance of common shares under employee share purchase plan	1,256	—	—		—	—	—	1,256
Common shares issued pursuant to share-based awards	487	—	(904)		(534)	—	—	(951)
Share-based compensation	—	—	3,513		—	—	—	3,513
Balance, June 30, 2021	$5,251,808	$184,299	$—		$(205,764)	$(56,057)	$1,474,761	$6,649,047
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Consolidated Statement of Equity

(thousands of U.S. dollars) For the six months ended June 30, 2022

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2021	$6,032,792	$184,299	$2,007	$(288,424)	$(71,677)	$1,523,082	$7,382,079
Net earnings (loss)	—	—	—	57,578	—	(67,302)	(9,724)
Effect of redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(2,725)	(2,725)
OCI	—	—	—	—	(111,693)	(753)	(112,446)
Dividends declared and distributions to non-controlling interests	—	—	—	(199,870)	—	(35,788)	(235,658)
Dividends and issuance of shares under dividend reinvestment plan	42,779	—	—	(42,779)	—	—	—
Contributions received from non-controlling interests (note 3), net of cost	—	—	—	—	—	6,208	6,208
Common shares issued upon conversion of convertible debentures	6	—	—	—	—	—	6
Common shares issued under employee share purchase plan	2,455	—	—	—	—	—	2,455
Share-based compensation	—	—	5,664	—	—	—	5,664
Common shares issued pursuant to share-based awards	4,479	—	(7,410)	(1,861)	—	—	(4,792)
Balance, June 30, 2022	$6,082,511	$184,299	$261	$(475,356)	$(183,370)	$1,422,722	$7,031,067
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Consolidated Statement of Equity

(thousands of U.S. dollars) For the six months ended June 30, 2021

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Retained earnings (deficit)	AOCI	Non- controlling interests	Total
Balance, December 31, 2020	$4,935,304	$184,299	$60,729	$45,753	$(22,507)	$458,612	$5,662,190
Net earnings (loss)	—	—	—	117,169	—	(35,604)	81,565
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(1,873)	(1,873)
OCI	—	—	—	—	(27,179)	1,929	(25,250)
Dividends declared and distributions to non-controlling interests	—	—	—	(158,604)	—	(13,367)	(171,971)
Dividends and issuance of shares under dividend reinvestment plan	46,208	—	—	(46,208)	—	—	—
Contributions received from non-controlling interests, net of cost	—	—	6,919	—	(6,371)	1,035,923	1,036,471
Common shares issued upon conversion of convertible debentures	16	—	—	—	—	—	16
Common shares issued upon public offering, net of tax effected cost	261,228	—	—	—	—	—	261,228
Contract adjustment payments	—	—	(62,240)	(160,138)	—	—	(222,378)
Issuance of common shares under employee share purchase plan	2,572	—	—	—	—	—	2,572
Share-based compensation	—	—	5,074	—	—	—	5,074
Common shares issued pursuant to share-based awards	6,480	—	(10,482)	(3,736)	—	—	(7,738)
Acquisition of redeemable non-controlling interest	—	—	—	—	—	29,141	29,141
Balance, June 30, 2021	$5,251,808	$184,299	$—	$(205,764)	$(56,057)	$1,474,761	$6,649,047
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Cash provided by (used in):
Operating Activities
Net earnings (loss)	$(62,322)	$84,902	$(9,724)	$81,565
Adjustments and items not affecting cash:
Depreciation and amortization	112,547	98,161	232,511	195,600
Deferred taxes	(26,228)	(8,059)	(23,080)	(33,072)
Unrealized loss (gain) on derivative financial instruments	(334)	1,141	(402)	198
Share-based compensation	3,860	3,189	3,495	4,386
Cost of equity funds used for construction purposes	(458)	(140)	(967)	(131)
Change in value of investments carried at fair value	143,522	(27,342)	184,029	44,402
Pension and post-employment expense lower than contributions	(823)	(2,390)	(6,436)	(6,048)
Distributions received from equity investments, net of income	1,282	1,374	3,384	6,911
Other	931	4,282	3,536	6,300
Net change in non-cash operating items (note 20)	96,670	(51,829)	48,522	(440,346)
	268,647	103,289	434,868	(140,235)
Financing Activities
Increase in long-term debt	2,707,508	4,405,745	5,280,038	6,928,966
Repayments of long-term debt	(2,407,355)	(4,790,743)	(4,044,265)	(6,537,824)
Issuance of common shares, net of costs	1,149	137,941	2,455	266,684
Cash dividends on common shares	(94,177)	(70,769)	(187,558)	(140,777)
Dividends on preferred shares	(2,220)	(2,276)	(4,440)	(4,490)
Contributions from non-controlling interests and redeemable non-controlling interests	—	698,011	—	908,684
Production-based cash contributions from non-controlling interest	2,478	—	6,208	4,832
Distributions to non-controlling interests, related party (note 13(b) and (c))	(8,354)	(6,976)	(18,360)	(13,958)
Distributions to non-controlling interests	(16,760)	(2,910)	(25,109)	(3,998)
Payments upon settlement of derivatives	—	—	(26,254)	(33,782)
Shares surrendered to fund withholding taxes on exercised share options	(3,494)	(4,243)	(4,120)	(5,052)
Increase in other long-term liabilities	2,069	239,771	7,268	278,645
Decrease in other long-term liabilities	(2,908)	(2,812)	(4,142)	(3,304)
	177,936	600,739	981,721	1,644,626
Investing Activities
Additions to property, plant and equipment and intangible assets	(380,848)	(407,743)	(708,547)	(703,132)
Increase in long-term investments	(49,681)	(201,179)	(96,938)	(668,385)
Acquisitions of operating entities (note 3)	(86)	—	(632,797)	—
Increase in other assets	(10,340)	(27,405)	(12,804)	(27,852)
Receipt of principal on development loans receivable	201	—	323	—
Decrease in long-term investments	517	—	2,920	—
Other proceeds	—	—	—	4,344
	(440,237)	(636,327)	(1,447,843)	(1,395,025)
Effect of exchange rate differences on cash and restricted cash	(2,408)	477	(1,846)	527
Increase (decrease) in cash, cash equivalents and restricted cash	3,938	68,178	(33,100)	109,893
Cash, cash equivalents and restricted cash, beginning of period	124,351	171,733	161,389	130,018
Cash, cash equivalents and restricted cash, end of period	$128,289	$239,911	$128,289	$239,911

Algonquin Power & Utilities Corp. Unaudited Interim Consolidated Statements of Cash Flows (continued)

(thousands of U.S. dollars)	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$52,268	$55,964	$113,874	$112,325
Cash paid during the period for income taxes	$5,147	$2,660	$6,357	$1,675
Cash received during the period for distributions from equity investments	$35,364	$35,855	$69,455	$62,641
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$127,525	$149,069	$127,525	$149,069
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$25,262	$25,300	$49,713	$55,260
Issuance of common shares upon conversion of convertible debentures	$—	$16	$—	$16
Property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$—	$604	$—	$87,732
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. (“AQN” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. AQN's operations are organized across two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The Regulated Services Group owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets.
1.Significant accounting policies
(a)Basis of preparation
The accompanying unaudited interim consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim consolidated financial statements of AQN are consistent with those disclosed in the consolidated financial statements of AQN as at and for the year ended December 31, 2021.
(b)Seasonality
AQN's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the applicable regulatory authority and is not affected by usage. AQN's electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. During the winter period, natural gas distribution utilities generally experience higher demand than during the summer period. AQN’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water, which is normally higher during drier and hotter months of the summer. AQN’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For AQN's wind energy assets, wind resources are typically stronger in spring, fall and winter, and weaker in summer. AQN's solar energy assets generally experience greater insolation in summer, weaker in winter.
(c)Foreign currency translation
AQN’s reporting currency is the U.S. dollar. Within these unaudited interim consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with “C$”, in Chilean pesos with "CLP" and in Chilean Unidad de Fomento with "CLF" immediately prior to the stated amount.
2.     Recently adopted accounting pronouncements
The FASB issued ASU 2021-05, Leases (Topic 842): Lessors — Certain Leases with Variable Lease Payments to address concerns relating to day-one losses for sales-type or direct financing leases with variable payments that do not depend on a reference index or rate. The update amends the lease classification requirements for lessors to align them with past practice under Topic 840, Leases. The adoption of this update did not have an impact on the unaudited interim consolidated financial statements.
The FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity to address the complexity associated with accounting for certain financial instruments with characteristics of liabilities and equity. The number of accounting models for convertible debt instruments and convertible preferred stock is being reduced and the guidance has been amended for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. The adoption of this update did not have an impact on the unaudited interim consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
2.     Recently adopted accounting pronouncements (continued)
The FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to ease the potential burden in accounting for reference rate reform. The amendments apply to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. The FASB issued an update to Topic 848 in ASU 2021-01 to clarify that the scope of Topic 848 includes derivatives affected by the discounting transition. The adoption of this update did not have an impact on the unaudited interim consolidated financial statements.
3.Business and assets acquisitions
Acquisition of New York American Water Company, Inc.
Effective January 1, 2022, the Company completed the acquisition of New York American Water Company, Inc. (subsequently renamed Liberty Utilities (New York Water) Corp. (“Liberty NY Water”)). Liberty NY Water is a Merrick, New York based regulated water and wastewater utility company, serving customers in seven counties in southeastern New York.
A purchase price of $608,000 (before closing adjustments) was paid for this acquisition. The costs related to this acquisition have been expensed through the unaudited interim consolidated statement of operations. The following table summarizes the preliminary allocation of the acquisition prices of the assets acquired and liabilities assumed at the acquisition date:

Working capital	$4,703
Property, plant and equipment	517,591
Goodwill	95,181
Regulatory assets	68,379
Other assets	4,507
Pension and other post-employment obligations	(13,402)
Regulatory liabilities	(59,636)
Other liabilities	(8,026)
Total net assets acquired	609,297
Cash and cash equivalents	49
Net assets acquired, net of cash and cash equivalents	$609,248
The determination of the fair value of assets acquired and liabilities assumed is based upon management's estimates and certain assumptions. Due to the timing of the acquisition, the Company has not finalized the fair value measurements. The fair value of property, plant and equipment was reduced by $9,194 in Q2 2022 to reflect the time value of money of assets that will not be included in rate base until the next rate case. The valuation of regulatory assets and liabilities and deferred income taxes have not been completed. The Company will continue to review information and perform further analysis prior to finalizing the fair value of assets acquired and liabilities assumed.
Goodwill represents the excess of the purchase price over the aggregate fair value of net assets acquired. The contributing factors to the amount recorded as goodwill include future growth, potential synergies, and cost savings in the delivery of certain shared administrative and other services.
4.Accounts receivable
Accounts receivable as at June 30, 2022 include unbilled revenue of $85,928 (December 31, 2021 - $102,693) from the Company’s regulated utilities. Accounts receivable as at June 30, 2022 are presented net of allowance for doubtful accounts of $24,521 (December 31, 2021 - $19,327).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the respective authorities of the jurisdictions in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. Except for ESSAL, these utilities operate under cost-of-service regulation as administered by these authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980, Regulated Operations. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.

Utility	State or country	Regulatory proceeding type	Details
Empire Electric System	Missouri	General rate review
On April 6, 2022, the regulator approved an annual base rate revenue increase of $35,516, as well as another $4,000 in revenues associated with the Empire Wind Facilities. Empire Electric System filed updated tariffs in May 2022 for new rates to become effective in the second quarter of 2022.

Empire Electric filed a petition for securitization of the costs associated with the impact of the Midwest Extreme Weather Event and the retirement of Asbury in January 2022 and March 2022, respectively. On April 27, 2022, the MPSC issued an order consolidating, for purposes of hearing, these two cases regarding the quantum financeable through securitization, which hearing was held the week of June 13, 2022. The MPSC must issue an order on the Midwest Extreme Weather Event securitization request no later than August 22, 2022. It is expected that the Asbury securitization request will be addressed in that same order. The order could result in a lower quantum of costs being financeable through securitization than sought by the Company.

BELCO	Bermuda	General rate review
On March 18, 2022, the regulator issued a final decision authorizing $224,056 and $226,160 in revenue for 2022 and 2023 respectively at a weighted average cost of capital or return of 7.16% in each year. The new rates are effective from April 1, 2022. On April 7, 2022, BELCO filed an appeal in the Supreme Court of Bermuda challenging the decisions made through the recent Retail Tariff Review.

Empire Electric System	Kansas	General rate review
On May 27, 2021, submitted an abbreviated rate review seeking to recover costs associated with the addition of the Empire Wind Facilities, the retirement of Asbury and non-growth related plant investments since the 2019 rate review. In May 2022, the Commission approved the unanimous partial settlement resolving the rate treatment of the Asbury retirement and the non-wind investments resulting in a base rate decrease of $636, and granted Empire Electric's motion to withdraw its request to recover cost associated with the Empire Wind Facilities. New rates became effective in July 2022.

Empire District Gas Company	Missouri	General rate review	In June 2022, the Commission approved an annual increase of $1,000 in base rate revenues to become effective in August 2022.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	June 30,	December 31,
	2022	2021
Regulatory assets
Fuel and commodity cost adjustments	348,115	339,900
Retired generating plant	176,622	185,073
Pension and post-employment benefits	137,759	134,141
Rate adjustment mechanism	126,710	117,309
Income taxes	98,148	79,472
Environmental remediation	73,652	81,802
Deferred capitalized costs	83,069	62,599
Wildfire mitigation and vegetation management	48,453	35,789
Debt premium	27,843	34,204
Asset retirement obligation	38,559	26,810
Clean energy and other customer programs	26,677	26,015
Rate review costs	8,664	9,167
Long-term maintenance contract	7,445	9,134
Other	58,805	26,210
Total regulatory assets	$1,260,521	$1,167,625
Less: current regulatory assets	(136,428)	(158,212)
Non-current regulatory assets	$1,124,093	$1,009,413

Regulatory liabilities
Income taxes	$322,131	$295,720
Cost of removal	192,900	191,981
Pension and post-employment benefits	59,670	34,468
Clean energy and other customer programs	16,204	14,829
Fuel and commodity costs adjustments	9,542	18,229
Rate adjustment mechanism	3,000	3,316
Rate base offset	3,954	4,998
Other	23,422	12,648
Total regulatory liabilities	$630,823	$576,189
Less: current regulatory liabilities	(72,956)	(65,809)
Non-current regulatory liabilities	$557,867	$510,380

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments
Long-term investments consist of the following:

	June 30,	December 31,
	2022	2021
Long-term investments carried at fair value
Atlantica	$1,579,544	$1,750,914
Atlantica Yield Energy Solutions Canada Inc.	81,506	95,246
Other	2,042	2,296
	$1,663,092	$1,848,456
Other long-term investments
Equity-method investees (a)	$396,305	$433,850
Development loans receivable from equity-method investees (a)	99,770	31,468
Other	27,676	30,508
	$523,751	$495,826

Income (loss) from long-term investments from the three and six months ended June 30 is as follows:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Fair value gain (loss) on investments carried at fair value
Atlantica	$(137,586)	$28,888	$(171,370)	$(35,545)
Atlantica Yield Energy Solutions Canada Inc.	(5,815)	(1,948)	(12,395)	(9,259)
Other	(121)	402	(264)	402
	$(143,522)	$27,342	$(184,029)	$(44,402)
Dividend and interest income from investments carried at fair value
Atlantica	$21,543	$21,054	$43,087	$41,618
Atlantica Yield Energy Solutions Canada Inc.	5,397	4,376	12,691	8,721
Other	12	315	10	315
	$26,952	$25,745	$55,788	$50,654
Other long-term investments
Equity method loss	(2,918)	(2,816)	(7,449)	(8,370)
Interest and other income	6,108	10,235	11,621	12,117
	$3,190	$7,419	$4,172	$3,747
Income (loss) from long-term investments	$(113,380)	$60,506	$(124,069)	$9,999

(a)Equity-method investees and development loans receivable from equity investees
The Company has non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $396,305 (December 31, 2021 - $433,850), including investments in variable interest entities ("VIEs") of $105,941 (December 31, 2021 - $86,202).
During 2021, the Company acquired a 51% interest in four operating wind facilities located in Texas (“Texas Coastal Wind Facilities”). All facilities have achieved commercial operations. The Company does not control the entities and therefore accounts for its 51% interest using the equity method. As at June 30, 2022, the Company had issued $119,750 in letters of credit and guarantees of performance obligations under energy purchase agreements and decommissioning obligations on behalf of the Texas Coastal Wind Facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
Summarized combined information for AQN's investments in significant partnerships and joint ventures is as follows:

	June 30,	December 31,
	2022	2021
Total assets	$2,347,076	$2,126,934
Total liabilities	1,282,385	945,971
Net assets	$1,064,691	$1,180,963
AQN's ownership interest in the entities	278,664	327,555
Difference between investment carrying amount and underlying equity in net assets(a)	117,641	106,295
AQN's investment carrying amount for the entities	$396,305	$433,850
(a) The difference between the investment carrying amount and the underlying equity in net assets relates primarily to development fees, interest capitalized while the projects are under construction, the fair value of guarantees provided by the Company in regards to the investments and transaction costs.

Except for Liberty Global Energy Solutions B.V. (“Liberty Global Energy Solutions”), the development projects are considered VIEs due to the level of equity at risk and the disproportionate voting and economic interests of the shareholders. The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support for the continued development and construction of the equity investees' projects. As at June 30, 2022, the Company had issued letters of credit and guarantees of performance obligations under: a security of performance for a development opportunity; wind turbine and solar panel supply agreements; interconnection agreements; engineering, procurement and construction agreements; energy purchase agreements; and construction loan agreements. The fair value of the support provided recorded as at June 30, 2022 amounts to $6,535 (December 31, 2021 - $4,612).
Summarized combined information for AQN's VIEs is as follows:

	June 30,	December 31,
	2022	2021
AQN's maximum exposure in regards to VIEs
Carrying amount	$105,941	$86,202
Development loans receivable	99,770	31,468
Performance guarantees and other commitments on behalf of VIEs	456,217	409,232
	$661,928	$526,902
The commitments are presented on a gross basis assuming no recoverable value in the assets of the VIEs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value	June 30,	December 31,
				2022	2021
Senior unsecured revolving credit facilities (a)	—	2022-2024	N/A	$370,031	$368,806
Senior unsecured bank credit facilities (b)	—	2022-2031	N/A	768,107	141,956
Commercial paper	—	2023	N/A	165,000	338,700
U.S. dollar borrowings
Senior unsecured notes (Green Equity Units)	1.18%	2026	$1,150,000	1,141,763	1,140,801
Senior unsecured notes	3.47%	2022-2047	$1,620,000	1,610,497	1,689,792
Senior unsecured utility notes	6.34%	2023-2035	$142,000	154,748	155,571
Senior secured utility bonds	4.71%	2026-2044	$556,216	556,514	558,177
Canadian dollar borrowings
Senior unsecured notes (c)	3.68%	2027-2050	C$1,200,000	928,339	1,099,403
Senior secured project notes	10.21%	2027	C$ 21,596	16,759	18,344
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds	4.12%	2028-2040	CLF 1,695	72,730	77,963
				$5,784,488	$5,589,513
Subordinated borrowings
Subordinated unsecured notes (d)	5.25%	2082	C$ 400,000	$306,290	$—
Subordinated unsecured notes (d)	5.56%	2078-2082	$1,387,500	1,364,356	621,862
				$1,670,646	$621,862
				$7,455,134	$6,211,375
Less: current portion				(182,497)	(356,397)
				$7,272,637	$5,854,978
Short-term obligations of $824,692 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.
Recent financing activities:
(a)Senior unsecured revolving credit facilities
On April 29, 2022, the Regulated Services Group entered into two new senior unsecured syndicated revolving credit facilities: a $1,000,000 senior unsecured revolving credit facility with an initial maturity date of April 29, 2027 (the “Long Term Regulated Services Credit Facility”) and a $500,000 short-term senior unsecured revolving credit facility maturing on March 31, 2023. Subject to the terms and conditions therein, the Long Term Regulated Services Credit Facility may be extended for two additional one-year periods. In conjunction with the new facilities, the Regulated Services Group’s $500,000 senior unsecured syndicated revolving credit facility was cancelled.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt (continued)
(a)Senior unsecured revolving credit facilities (continued)
On June 24, 2022, the Regulated Services Group entered into a new $25,000 senior unsecured bilateral revolving credit facility in Bermuda that matures on June 24, 2024.
Subsequent to quarter-end on July 22, 2022, the Renewable Energy Group’s senior unsecured syndicated revolving credit facility was amended and restated with a new maturity date of July 22, 2027.
Subsequent to quarter-end on July 22, 2022, the Renewable Energy Group entered into a new $250,000 uncommitted bilateral letter of credit facility.
(b)Senior unsecured bank credit facilities
On December 20, 2021, the Regulated Services Group entered into a $1,100,000 senior unsecured syndicated delayed draw term facility, which matures on December 19, 2022. On January 3, 2022, the purchase price, plus certain adjustments and acquisition costs, for the acquisition of Liberty NY Water (note 3) of approximately $610,400 was funded through a draw on the senior unsecured syndicated delayed draw term facility.
(c)Canadian dollar senior unsecured notes
On February 15, 2022, the Company repaid a C$200,000 senior unsecured note on its maturity. Concurrent with the repayments, the Renewable Energy Group unwound and settled the related cross-currency fixed-for-fixed interest rate swap (note 21(b)(iii)).
On April 30, 2022, the Company repaid a $80,000 senior unsecured note on its maturity.
Subsequent to quarter-end on August 1, 2022, the Company repaid a $115,000 senior unsecured note on its maturity.
(d)Subordinated unsecured notes
On January 18, 2022, the Company closed: (i) an underwritten public offering in the United States (the “U.S. Offering”) of $750,000 aggregate principal amount of 4.75% fixed-to-fixed reset rate junior subordinated notes series 2022-B due January 18, 2082 (the “U.S. Notes”); and (ii) an underwritten public offering in Canada (the “Canadian Offering” and, together with the U.S. Offering, the “Offerings”) of C$400,000 (approximately $320,000) aggregate principal amount of 5.25% fixed-to-fixed reset rate junior subordinated notes series 2022-A due January 18, 2082 (the “Canadian Notes” and, together with the U.S. Notes, the “Notes”). Concurrent with the pricing of the Offerings, the Company entered into a cross currency interest rate swap to convert the Canadian dollar denominated proceeds from the Canadian Offering into U.S. dollars, and a forward starting swap to fix the interest rate for the second five-year term of the U.S. Notes (note 21(b)(ii)), resulting in an anticipated effective interest rate to the Company of approximately 4.95% throughout the first ten-year period of the Notes.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and other post-employment benefits (“OPEB”) in the unaudited interim consolidated statements of operations for the three and six months ended June 30:

	Pension benefits
	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Service cost	$4,532	$4,508	$8,388	$8,336
Non-service costs
Interest cost	6,778	3,511	12,841	10,217
Expected return on plan assets	(10,519)	(6,616)	(20,843)	(17,780)
Amortization of net actuarial loss	1,257	2,540	2,046	4,812
Amortization of prior service credits	(389)	(406)	(792)	(813)
Impact of regulatory accounts	4,664	4,825	11,002	11,009
	$1,791	$3,854	$4,254	$7,445
Net benefit cost	$6,323	$8,362	$12,642	$15,781

	OPEB
	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Service cost	$1,554	$1,772	$3,109	$3,544
Non-service costs
Interest cost	2,282	3,031	4,641	4,052
Expected return on plan assets	(2,841)	(2,510)	(5,682)	(5,021)
Amortization of net actuarial loss (gain)	(86)	436	(172)	873
Amortization of prior service credits	6	—	12	—
Impact of regulatory accounts	1,106	(950)	1,783	196
	$467	$7	$582	$100
Net benefit cost	$2,021	$1,779	$3,691	$3,644
The service cost components of pension plans and OPEB are shown as part of operating expenses within operating income in the unaudited interim consolidated statements of operations. The remaining components of net benefit cost are considered non-service costs and have been included outside of operating income in the unaudited interim consolidated statements of operations.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Other long-term liabilities
Other long-term liabilities consist of the following:

	June 30,	December 31,
	2022	2021
Contract adjustment payments	$150,837	$187,580
Asset retirement obligations	129,399	142,147
Advances in aid of construction	86,265	82,580
Environmental remediation obligation	46,914	55,224
Customer deposits	33,154	32,633
Unamortized investment tax credits	17,209	17,439
Deferred credits and contingent consideration	35,191	35,982
Preferred shares, Series C	12,738	13,348
Hook-up fees	30,268	21,904
Lease liabilities	22,036	22,512
Contingent development support obligations	6,535	4,612
Note payable to related party	25,808	25,808
Other	38,065	42,050
	$634,419	$683,819
Less: current portion	(157,827)	(167,908)
	$476,592	$515,911
10.Shareholders’ capital
(a)Common shares
Number of common shares

	Six months ended June 30
	2022	2021
Common shares, beginning of period	671,960,276	597,142,219
Public offering	—	16,789,922
Dividend reinvestment plan	3,014,264	2,926,494
Exercise of share-based awards (b)	673,852	679,834
Conversion of convertible debentures	754	1,886
Common shares, end of period	675,649,146	617,540,355

As at August 11, 2022, the Company has issued since the inception of its at-the-market share offering program (the “ATM program”) in 2019 a cumulative total of 33,952,827 common shares at an average price of $15.08 per share for gross proceeds of $512,163 ($505,761 net of commissions). Other related costs, primarily related to the establishment and subsequent re-establishments of the ATM program, were $4,285.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Shareholders’ capital (continued)
(b)Share-based compensation
For the three and six months ended June 30, 2022, AQN recorded $3,860 and $3,495, respectively (2021 - $3,189 and $4,386, respectively) in total share-based compensation expense. The compensation expense is recorded with payroll expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at June 30, 2022, total unrecognized compensation costs related to non-vested share-based awards was $17,049 and is expected to be recognized over a period of 1.9 years.
Share option plan
During the six months ended June 30, 2022, the Board of Directors of the Company (the "Board") approved the grant of 646,090 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$19.11, the market price of the underlying common shares at the date of grant. One-third of the options vest on each of December 31, 2022, 2023 and 2024. The options may be exercised up to eight years following the date of grant.
The following assumptions were used in determining the fair value of share options granted:

	2022
Risk-free interest rate	1.9%
Expected volatility	23%
Expected dividend yield	4.3%
Expected life	5.50 years
Weighted average grant date fair value per option	C$	2.44
During the six months ended June 30, 2022, 40,074 share options were exercised at a weighted average price of C$15.78 in exchange for 3,999 common shares issued from treasury, and 36,075 options settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.
Performance and restricted share units
During the six months ended June 30, 2022, a total of 434,990 performance share units ("PSUs") and restricted share units ("RSUs") were granted to employees of the Company. The awards vest based on the terms of each agreement ranging from February 2023 to January 2025. During the six months ended June 30, 2022, the Company settled 893,786 PSUs and RSUs in exchange for 454,943 common shares issued from treasury, and 438,843 PSUs and RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.
During the six months ended June 30, 2022, the Company settled 4,108 bonus deferral RSUs in exchange for 1,908 common shares issued from treasury, and 2,200 RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. During the six months ended June 30, 2022, 48,552 bonus deferral RSUs were granted to employees of the Company. The RSUs are 100% vested.
Directors' deferred share units
During the six months ended June 30, 2022, 44,880 deferred share units ("DSUs") were issued pursuant to the election by Directors of the Company to defer a percentage of their directors' fee in the form of DSUs. In addition, the Company settled 5,176 DSUs in exchange for 2,403 common shares issued from treasury, and 2,773 DSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
11.Accumulated other comprehensive income (loss)
    AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2021	$(39,725)	$50,817	$(33,599)	$(22,507)
OCI	(25,982)	(97,103)	32,247	(90,838)
Amounts reclassified from AOCI to the unaudited interim consolidated statements of operations	(4,288)	42,772	9,804	48,288
Net current period OCI	$(30,270)	$(54,331)	$42,051	$(42,550)
OCI attributable to the non-controlling interests	(249)	—	—	(249)
Net current period OCI attributable to shareholders of AQN	$(30,519)	$(54,331)	$42,051	$(42,799)
Amounts reclassified from AOCI to non-controlling interest	(6,371)	—	—	(6,371)
Balance, December 31, 2021	$(76,615)	$(3,514)	$8,452	$(71,677)
OCI	(39,864)	(81,852)	—	(121,716)
Amounts reclassified from AOCI to the unaudited interim consolidated statements of operations	(731)	10,087	(86)	9,270
Net current period OCI	$(40,595)	$(71,765)	$(86)	$(112,446)
OCI attributable to the non-controlling interests	753	—	—	753
Net current period OCI attributable to shareholders of AQN	$(39,842)	$(71,765)	$(86)	$(111,693)
Balance, June 30, 2022	$(116,457)	$(75,279)	$8,366	$(183,370)
Amounts reclassified from AOCI for foreign currency cumulative translation affected interest expense and derivative gain (loss); those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss), while those for pension and other post-employment actuarial changes affected pension and other post-employment non-service costs.
12.Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	Three months ended June 30
	2022		2021
	Dividend	Dividend per share	Dividend	Dividend per share
Common shares	$122,636	$0.1808	$105,707	$0.1706
Series A preferred shares	C$ 1,549	$0.3226	C$ 1,549	$0.3226
Series D preferred shares	C$ 1,273	$0.3182	C$ 1,273	$0.3182

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Dividends (continued)

	Six months ended June 30
	2022		2021
	Dividend	Dividend per share	Dividend	Dividend per share
Common shares	$238,209	$0.3514	$200,322	$0.3257
Series A preferred shares	C$ 3,097	$0.6453	C$ 3,097	$0.6453
Series D preferred shares	C$ 2,546	$0.6364	C$ 2,546	$0.6364
13.Related party transactions
(a)Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, during the three and six months ended June 30, 2022, the Company charged its equity-method investees $11,174 and $18,587, respectively (2021 - $6,006 and $12,320, respectively). Additionally, one of the equity-method investees (Liberty Development JV Inc.), provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. During the three and six months ended June 30, 2022, the development fees charged to the Company were $nil and $nil, respectively (2021 - $nil and $738, respectively).
In 2021, the Company issued a promissory note of $25,808 payable to New Market Solar Investco, LLC, an equity investee of the Company.
(b)Redeemable non-controlling interest held by related party
Liberty Global Energy Solutions (note 6(a)), an equity investee of the Company, has a secured credit facility in the amount of $306,500 maturing on January 26, 2024. It is collateralized through a pledge of Atlantica Sustainable Infrastructure plc (“Atlantica”) ordinary shares. A collateral shortfall would occur if the net obligation as defined in the agreement would equal or exceed 50% of the market value of such Atlantica shares, in which case the lenders would have the right to sell Atlantica shares to eliminate the collateral shortfall. The Liberty Global Energy Solutions secured credit facility is repayable on demand if Atlantica ceases to be a public company. Liberty Global Energy Solutions has a preference share ownership in AY Holdings which AQN reflects as redeemable non-controlling interest held by related party. Redemption is not considered probable as at June 30, 2022. During the three and six months ended June 30, 2022, the Company incurred non-controlling interest attributable to Liberty Global Energy Solutions of $3,086 and $5,661, respectively (2021 - $2,617 and $5,298, respectively) and recorded distributions of $2,820 and $5,404, respectively (2021 - $2,503 and $5,046, respectively) (note 14).
(c)Non-controlling interest held by related party
Non-controlling interest held by related party represents an interest in a consolidated subsidiary of the Company, acquired by Atlantica Yield Energy Solutions Canada Inc. ("AYES Canada") in May 2019 for $96,752 (C$130,103) and an interest in Algonquin (AY Holdco) B.V., a consolidated subsidiary of the Company, acquired by Liberty Development JV in November 2021 for $39,376. During the three and six months ended June 30, 2022, the Company recorded distributions of $5,534 and $12,956, respectively (2021 - $4,473 and $8,912).
(d)     Transactions with Atlantica
During 2021, the Company sold Colombian solar assets to Atlantica for consideration of $23,863, with a gain on sale of $878, and contingent consideration of $2,600, if certain milestones are met. During the six months ended June 30, 2022 a gain of $1,200 relating to the contingent consideration has been recognized.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
14.Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests consists of the following:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$31,100	$19,579	$71,961	$41,521
Non-controlling interests - redeemable tax equity partnership units	1,337	1,707	2,936	3,425
Other net earnings attributable to:
Non-controlling interests	(416)	(349)	(1,934)	(4,044)
	$32,021	$20,937	$72,963	$40,902
Redeemable non-controlling interest, held by related party	(3,086)	(2,617)	(5,661)	(5,298)
Net effect of non-controlling interests	$28,935	$18,320	$67,302	$35,604
The non-controlling tax equity investors (“tax equity partnership units”) in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the Hypothetical Liquidation at Book Value ("HLBV") method of accounting.
15.Income taxes
For the three and six months ended June 30, 2022, the provision for income taxes in the unaudited interim consolidated statements of operations represents an effective tax rate different than the Canadian enacted statutory rate of 26.5% (2021 - 26.5%). The differences are as follows:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Expected income tax expense (recovery) at Canadian statutory rate	$(22,562)	$21,387	$(6,119)	$14,769
Increase (decrease) resulting from:
Effect of differences in tax rates on transactions in and within foreign jurisdictions and change in tax rates	(6,562)	(6,948)	(19,039)	(21,885)
Adjustments from investments carried at fair value	17,216	(5,088)	18,229	(955)
Non-controlling interests share of income	4,587	4,012	15,640	16,327
Acquisition related state deferred tax adjustments	—	—	7,600	—
Tax credits	(11,992)	(14,934)	(22,023)	(26,519)
Amortization and settlement of excess deferred income tax	(2,296)	(2,384)	(6,329)	(7,000)
Other	(1,210)	(240)	(1,326)	(570)
Income tax recovery	$(22,819)	$(4,195)	$(13,367)	$(25,833)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
16.Other net losses
Other net losses consist of the following:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Acquisition and transition-related costs	$5,850	$882	$8,015	$2,984
Other	2,802	931	5,367	7,213
	$8,652	$1,813	$13,382	$10,197
17.Basic and diluted net earnings (loss) per share
Basic and diluted earnings (loss) per share have been calculated on the basis of net earnings (loss) attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings (loss) per share is computed using the weighted-average number of common shares, additional shares issued subsequent to quarter-end under the dividend reinvestment plan, PSUs, RSUs and DSUs outstanding during the period and, if dilutive, potential incremental common shares related to the convertible debentures or resulting from the application of the treasury stock method to outstanding share options and Green Equity Units (note 7).
The reconciliation of the net earnings (loss) and the weighted average shares used in the computation of basic and diluted earnings (loss) per share are as follows:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022		2021
Net earnings (loss) attributable to shareholders of AQN	(33,387)	103,222	57,578		117,169
Series A preferred shares dividend	1,219	1,249	2,437		2,464
Series D preferred shares dividend	1,001	1,027	2,003		2,026
Net earnings (loss) attributable to common shareholders of AQN – basic and diluted	$(35,607)	$100,946	$53,138	$—	$112,679
Weighted average number of shares
Basic	674,742,897	614,013,963	674,720,319		606,876,299
Effect of dilutive securities	—	5,982,644	4,412,593		5,813,565
Diluted	674,742,897	619,996,607	679,132,912		612,689,864
This calculation of diluted shares excludes the potential impact of the Green Equity Units and all potential incremental shares that may become issuable pursuant to outstanding securities of the Company for the three months ended June 30, 2022 and 1,134,711 securities for the six months ended June 30, 2022 as they are anti dilutive. This calculation of diluted shares for the three and six months ended June 30, 2021 excludes the potential impact of 488,621 and 437,006 securities, respectively as they are anti-dilutive.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information
The Company is managed under two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The two business units are the two segments of the Company.
The Regulated Services Group, the Company's regulated operating unit, owns and operates a portfolio of electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group, the Company's non-regulated operating unit, owns and operates a diversified portfolio of renewable and thermal electric generation assets in North America and internationally.
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business units. Dividend income from Atlantica and AYES Canada is included in the operations of the Renewable Energy Group, while interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group or Renewable Energy Group based on the nature of the activities of the investees. The change in value of investments carried at fair value, unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship and foreign exchange gains and losses are not considered in management’s evaluation of divisional performance and are therefore, allocated and reported under corporate.

	Three months ended June 30, 2022
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$507,095	$97,015	$—	$604,110
Other revenue	12,559	7,208	382	20,149
Fuel, power and water purchased	159,256	11,698	—	170,954
Net revenue	360,398	92,525	382	453,305
Operating expenses	179,258	27,053	19	206,330
Administrative expenses	10,966	8,510	631	20,107
Depreciation and amortization	76,228	36,057	262	112,547
Loss on foreign exchange	—	—	4,464	4,464
Operating income (loss)	93,946	20,905	(4,994)	109,857
Interest expense	(23,859)	(27,615)	(13,099)	(64,573)
Income (loss) from long-term investments	5,265	26,675	(145,320)	(113,380)
Other expenses	(2,898)	(7,545)	(6,602)	(17,045)
Earnings (loss) before income taxes	$72,454	$12,420	$(170,015)	$(85,141)
Capital expenditures	$313,188	$67,660	$—	$380,848
(1) Renewable Energy Group revenue includes $25,062 related to net hedging loss from energy derivative contracts and availability credits for the three months period ended June 30, 2022 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $8,811 related to alternative revenue programs for the three months period ended June 30, 2022 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Three months ended June 30, 2021
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$430,764	$77,890	$—	$508,654
Other revenue	14,100	4,372	397	18,869
Fuel, power and water purchased	148,403	6,061	—	154,464
Net revenue	296,461	76,201	397	373,059
Operating expenses	145,723	25,357	2	171,082
Administrative expenses (recovery)	9,912	6,425	785	17,122
Depreciation and amortization	67,520	30,369	272	98,161
Loss on foreign exchange	—	—	1,283	1,283
Operating income (loss)	73,306	14,050	(1,945)	85,411
Interest expense	(27,114)	(20,452)	(10,616)	(58,182)
Income from long-term investments	9,293	25,988	25,225	60,506
Other expenses	(4,155)	(2,778)	(95)	(7,028)
Earnings before income taxes	$51,330	$16,808	$12,569	$80,707
Capital expenditures	$341,431	$66,312	$—	$407,743
(1) Renewable Energy Group revenue includes $4,996 related to net hedging gain from energy derivative contracts for the three months period ended June 30, 2021 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $5,118 related to alternative revenue programs for the three months period ended June 30, 2021 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Six months ended June 30, 2022
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	1,129,854	185,235	$—	$1,315,089
Other revenue	27,547	16,552	768	44,867
Fuel, power and water purchased	393,828	26,604	—	420,432
Net revenue	763,573	175,183	768	939,524
Operating expenses	363,667	54,643	22	418,332
Administrative expenses	19,036	16,055	2,468	37,559
Depreciation and amortization	156,511	75,474	526	232,511
Loss on foreign exchange	—	—	4,726	4,726
	224,359	29,011	(6,974)	246,396
Gain on sale of renewable assets	—	1,200	—	1,200
Operating income (loss)	224,359	30,211	(6,974)	247,596
Interest expense	(45,285)	(43,328)	(33,903)	(122,516)
Income (loss) from long-term investments	9,774	54,301	(188,144)	(124,069)
Other expenses	(7,786)	(8,293)	(8,023)	(24,102)
Earnings (loss) before income taxes	$181,062	$32,891	$(237,044)	$(23,091)
Property, plant and equipment	$8,176,765	$3,674,155	$30,859	$11,881,779
Investments carried at fair value	2,042	1,661,050	—	1,663,092
Equity-method investees	37,228	343,322	15,755	396,305
Total assets	11,543,883	5,981,313	212,680	17,737,876
Capital expenditures	$568,773	$139,774	$—	$708,547
(1) Renewable Energy Group revenue includes $29,892 related to net hedging loss from energy derivative contracts and availability credits for the six months period ended June 30, 2022 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $15,089 related to alternative revenue programs for the six months period ended June 30, 2022 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Six months ended June 30, 2021
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$1,017,901	$108,673	$—	$1,126,574
Other revenue	25,566	9,142	783	35,491
Fuel, power and water purchased	393,925	13,989	—	407,914
Net revenue	649,542	103,826	783	754,151
Operating expenses	297,905	53,229	5	351,139
Administrative expenses	17,455	12,608	3,702	33,765
Depreciation and amortization	135,087	59,947	566	195,600
Loss on foreign exchange	—	—	2,145	2,145
Operating income (loss)	199,095	(21,958)	(5,635)	171,502
Interest expense	(51,415)	(36,745)	(19,602)	(107,762)
Income (loss) from long-term investments	10,467	48,405	(48,873)	9,999
Other expenses	(12,646)	(3,654)	(1,707)	(18,007)
Earnings (loss) before income taxes	$145,501	$(13,952)	$(75,817)	$55,732
Capital expenditures	$553,950	$149,182	$—	$703,132
	December 31, 2021
Property, plant and equipment	$7,394,151	$3,615,915	$32,380	$11,042,446
Investments carried at fair value	2,296	1,846,160	—	1,848,456
Equity-method investees	37,492	375,460	20,898	433,850
Total assets	10,512,799	6,123,888	149,149	16,785,836
(1) Renewable Energy Group revenue includes $44,587 related to net hedging loss from energy derivative contracts for the six months period ended June 30, 2021 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $7,479 related to alternative revenue programs for the six months period ended June 30, 2021 that do not represent revenue recognized from contracts with customers.

The majority of non-regulated energy sales are earned from contracts with large public utilities. The Company has sought to mitigate its credit risk by selling energy to large utilities in various North American locations. None of the utilities contribute more than 10% of total revenue.
AQN operates in the independent power and utility industries in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Revenue
United States	$497,247	$415,431	$1,098,580	$927,258
Canada	41,397	35,952	95,232	83,803
Other regions	85,615	76,140	166,144	151,004
	$624,259	$527,523	$1,359,956	$1,162,065
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these unaudited interim consolidated financial statements. Accruals for any contingencies related to these items are recorded in the unaudited interim consolidated financial statements at the time it is concluded that their occurrence is probable and the related liability is estimable.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire remains under investigation, and CAL FIRE has not yet released its final report. There are currently 10 active lawsuits that name the Company and/or certain of its subsidiaries as defendants in connection with the Mountain View fire. Five of these lawsuits are brought by groups of individual plaintiffs alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007. In the sixth active lawsuit, County of Mono, Antelope Valley Fire Protection District, Toiyabe Indian Health Project, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. In three other lawsuits, insurance companies allege inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. The tenth lawsuit alleges the wrongful death of an individual, along with causes of action similar to those alleged in the cases filed by groups of individual plaintiffs. The likelihood of success in these lawsuits cannot be reasonably predicted. Liberty CalPeco intends to vigorously defend them. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.
(b)Commitments
In addition to the commitments related to the development projects disclosed in note 6, the following significant commitments exist as at June 30, 2022.
AQN has outstanding purchase commitments for power purchases, gas supply and service agreements, service agreements, capital project commitments and land easements. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (i)	$110,990	$53,417	$53,594	$32,367	$12,397	$148,887	$411,652
Gas supply and service agreements (ii)	108,351	80,109	52,985	38,258	25,596	166,289	471,588
Service agreements	66,323	58,865	57,395	55,144	46,585	323,799	608,111
Capital projects	58,522	—	—	—	—	—	58,522
Land easements and others	13,160	13,308	13,482	13,657	13,824	467,691	535,122
Total	$357,346	$205,699	$177,456	$139,426	$98,402	$1,106,666	$2,084,995
(i)    Power purchase: AQN’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as at June 30, 2022. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.
(ii)     Gas supply and service agreements: AQN’s gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
20.Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Accounts receivable	$(8,641)	$63,721	$(49,253)	$33,975
Fuel and natural gas in storage	(23,362)	(12,043)	(7,128)	5,929
Supplies and consumables inventory	(3,006)	(1,283)	(10,775)	(4,386)
Income taxes recoverable	(861)	(1,002)	2,071	(1,167)
Prepaid expenses	(5,203)	(8,014)	(12,553)	(9,043)
Accounts payable	48,424	(5,002)	26,759	(44,332)
Accrued liabilities	110,725	(22,062)	164,021	(91,420)
Current income tax liability	(1,350)	773	853	5,625
Asset retirements and environmental obligations	(10,855)	(72)	(11,354)	(531)
Net regulatory assets and liabilities	(9,201)	(66,845)	(54,119)	(334,996)
	$96,670	$(51,829)	$48,522	$(440,346)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments
(a)Fair value of financial instruments

June 30, 2022	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,663,092	$1,663,092	$1,581,586	$—	$81,506
Development loans and other receivables	95,196	93,161	—	93,161	—
Derivative instruments:
Interest rate swap designated as a hedge	45,728	45,728	—	45,728	—
Energy contracts not designated as cash flow hedge	513	513	—	—	513
Congestion revenue rights designated as a cash flow hedge	2,690	2,690	—	—	2,690
Congestion revenue rights not designated as a cash flow hedge	2,248	2,248	—	—	2,248
Commodity contracts for regulated operations	1,719	1,719	—	1,719	—
Cross-currency swap designated as a cash flow hedge	78	78	—	78	—
Total derivative instruments	52,976	52,976	—	47,525	5,451
Total financial assets	$1,811,264	$1,809,229	$1,581,586	$140,686	$86,957
Long-term debt	$7,455,134	$7,063,790	$2,855,182	$4,208,608	$—
Notes payable to related party	25,808	25,808	—	25,808	—
Convertible debentures	261	473	473	—	—
Preferred shares, Series C	12,738	12,465	—	12,465	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	126,114	126,114	—	—	126,114
Energy contracts not designated as a cash flow hedge	1,005	1,005	—	—	1,005
Cross-currency swap designated as a net investment hedge	35,763	35,763	—	35,763	—
Cross-currency swap designated as a cash flow hedge	16,699	16,699	—	16,699	—
Interest rate swaps designated as a hedge	255	255	—	255	—
Interest rate swaps not designated as a hedge	4,655	4,655	—	4,655	—
Commodity contracts for regulated operations	2,536	2,536	—	2,536	—
Total derivative instruments	187,027	187,027	—	59,908	127,119
Total financial liabilities	$7,680,968	$7,289,563	$2,855,655	$4,306,789	$127,119

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2021	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investment carried at fair value	$1,848,456	$1,848,456	$1,753,210	$—	$95,246
Development loans and other receivables	32,261	33,286	—	33,286	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	15,362	15,362	—	—	15,362
Interest rate swap designated as a hedge	1,581	1,581	—	1,581	—
Commodity contracts for regulatory operations	1,721	1,721	—	1,721	—
Cross-currency swap designated as a net investment hedge	1,958	1,958	—	1,958	—
Total derivative instruments	20,622	20,622	—	5,260	15,362
Total financial assets	$1,901,339	$1,902,364	$1,753,210	$38,546	$110,608
Long-term debt	$6,211,375	$6,543,932	$2,418,580	$4,125,352	—
Notes payable to related party	25,808	25,808	—	25,808	—
Convertible debentures	277	519	519	—	—
Preferred shares, Series C	13,348	14,580	—	14,580	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	60,462	60,462	—	—	60,462
Energy contracts not designated as a cash flow hedge	1,169	1,169	—	—	1,169
Cross-currency swap designated as a net investment hedge	50,258	50,258	—	50,258	—
Interest rate swaps designated as a hedge	7,008	7,008	—	7,008	—
Commodity contracts for regulated operations	1,348	1,348	—	1,348	—
Total derivative instruments	120,245	120,245	—	58,614	61,631
Total financial liabilities	$6,371,053	$6,705,084	$2,419,099	$4,224,354	$61,631
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as at June 30, 2022 and December 31, 2021 due to the short-term maturity of these instruments.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(a)Fair value of financial instruments (continued)
The fair value of development loans and other receivables (level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.
The Company’s level 1 fair value of long-term debt is measured at the closing price on the NYSE and the over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN's common shares on a converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, rights, subscription agreements and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales, congestion revenue rights ("CRRs") and the fair value of the Company's investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $19.84 to $180.57 with a weighted average of $42.72 as at June 30, 2022. The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 21(b)(ii) and 21(b)(iv). The significant unobservable inputs used in the fair value measurement of CRRs are recent CRR auction prices ranging from $1.87 to $11.79 with a weighted average of $4.49 as of June 30, 2022. The significant unobservable inputs used in the fair value measurement of the Company's AYES Canada investment are the expected cash flows, the discount rates applied to these cash flows ranging from 9.21% to 9.71% with a weighted average of 9.59%, and the expected volatility of Atlantica's share price ranging from 25% to 37% as at June 30, 2022. Significant increases (decreases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement.
(b)Derivative instruments
Derivative instruments are recognized on the unaudited interim consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas and electric service territories. The Company’s strategy is to minimize fluctuations in gas sale prices to regulated customers. The following are commodity volumes, in dekatherms (“dths”), associated with the above derivative contracts:

June 30, 2022
Financial contracts: Swaps	2,882,075
Options	113,504
2,995,579

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(i)Commodity derivatives – regulated accounting (continued)
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity costs adjustments (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
(ii)Cash flow hedges
The Company has sought to reduce the price risk on the expected future sale of power generation at the Sandy Ridge, Senate, Minonk, and Sugar Creek Wind Facilities by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
4,297,565	September 2030	$24.54	Illinois Hub
463,336	December 2028	$30.62	PJM Western HUB
2,194,497	December 2027	$22.86	NI HUB
1,803,817	December 2027	$36.46	ERCORT North HUB
The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Hydroelectric Facility is expected to provide a portion of the energy required to service these customers, AQN anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy. The Company seeks to mitigate the risk by using short-term financial forward energy purchase contracts. These short-term derivatives are not accounted for as hedges and changes in fair value are recorded in earnings as they occur (note 21(b)(iv)). A prior contract used as a hedging instrument expired in February 2022.
The Company is party to two interest rate swap contracts as cash flow hedges to mitigate the risk that LIBOR-based interest rates will increase over the life of term loan facilities. Under the terms of the interest rate swap contracts, the Company has fixed its LIBOR interest rate expense on $87,627 and $8,875 to 3.28% and 3.02%, respectively, on its two term loan facilities. The fair value of the derivative on the designation date is amortized into earnings over the remaining life of the contract.
The Company is party to a forward-starting interest rate swap in order to reduce the interest rate risk related to the quarterly interest payments between July 1, 2024 and July 1, 2029 on the $350,000 subordinated unsecured notes and between April 18, 2027 and April 18, 2032 on the $750,000 subordinated unsecured notes. The Company designated the entire notional amount of the pay-variable and receive-fixed interest rate swaps as a hedge of the future quarterly variable-rate interest payments associated with the subordinated unsecured notes.
In January 2022, the Company entered into a cross-currency interest rate swap, coterminous with the Canadian Notes, to effectively convert the C$400,000 Canadian Offering into U.S. dollars. The change in the carrying amount of the Canadian Notes due to changes in spot exchange rates is recognized each period in the unaudited interim consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the Canadian Notes. An offsetting portion of the AOCI balance related to changes in fair value of the cross-currency fixed-for-fixed interest rate swap attributable to changes in the spot exchange rates is also immediately reclassified into earnings.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(ii)Cash flow hedges (continued)
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Effective portion of cash flow hedge	$(20,298)	$(32,436)	$(81,852)	$(63,167)
Amortization of cash flow hedge	(3,828)	(214)	(3,992)	(1,112)
Amounts reclassified from AOCI	11,247	859	14,079	40,132
OCI attributable to shareholders of AQN	$(12,879)	$(31,791)	$(71,765)	$(24,147)
The Company expects $43,250 of unrealized losses currently in AOCI to be reclassified, net of taxes into non-regulated energy sales, investment loss, interest expense and derivative gains, within the next 12 months, as the underlying hedged transactions settle.
(iii)Foreign exchange hedge of net investment in foreign operation
The functional currency of most of AQN's operations is the U.S. dollar. The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of $395 and $220 for the three and six months ended June 30, 2022, respectively (2021 - loss of $178 and $446, respectively) was recorded in OCI.
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes, to effectively convert the $350,000 U.S.-dollar-denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates is recognized each period in the unaudited interim consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The OCI related to this hedge will be amortized into earnings in the period that future interest payments affect earnings over the remaining life of the original hedge. The Company redesignated this swap as a hedge of AQN's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. The fair value of the derivative on the redesignation date will be amortized over the remaining life of the original hedge. A foreign currency gain of $10,697 and $6,465 for the three and six months ended June 30, 2022, respectively (2021 - loss of $7,453 and $11,467, respectively) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)     Foreign exchange hedge of net investment in foreign operation (continued)
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations. AQN seeks to manage this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates obligations denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $2,149 and $2,544 for the three and six months ended June 30, 2022, respectively (2021 - gain of $70 and $1,991, respectively) was recorded in OCI.
The Company was party to C$500,000 cross-currency swaps to effectively convert Canadian dollar debentures into U.S. dollars. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Renewable Energy Group's U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A loss of $8,132 and $6,080 for the three and six months ended June 30, 2022, respectively (2021 - gain of $6,534 and $13,274, respectively) was recorded in OCI. During the six months ended June 30, 2022, the Renewable Energy Group settled the related cross-currency swap related to its C$200,000 debenture that was repaid (note 7(c)).
On April 9, 2021, the Renewable Energy Group entered into a fixed-for-fixed cross-currency interest rate swap, coterminous with the senior unsecured debentures (note 7(b)), to effectively convert the C$400,000 Canadian-dollar-denominated offering into U.S. dollars. The Renewable Energy Group designated the entire notional amount of the fixed-for-fixed cross-currency interest rate swap as a hedge of the foreign currency exposure of its net investment in its U.S. operations. The gain or loss related to the fair value changes of the swap are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A loss of $8,439 and $14,252 for the three and six months ended June 30, 2022, respectively (2021 - loss of $2,653 and $2,653, respectively) was recorded in OCI.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long-term debt used to finance the operations is denominated in Chilean Unidad de Fomento.
(iv)Other derivatives
Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iv)Other derivatives (continued)
The effects on the unaudited interim consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Change in unrealized loss on derivative financial instruments:
Interest rate swaps	$(4,680)	$—	$(4,680)	$—
Energy derivative contracts	$(2,352)	$(2,305)	$(3,103)	$(2,627)
Total change in unrealized loss on derivative financial instruments	$(7,032)	$(2,305)	$(7,783)	$(2,627)
Realized gain (loss) on derivative financial instruments:
Energy derivative contracts	(157)	196	149	359
Total realized gain (loss) on derivative financial instruments	$(157)	$196	$149	$359
Loss on derivative financial instruments not accounted for as hedges	(7,189)	(2,109)	(7,634)	(2,268)
Amortization of AOCI gains frozen as a result of hedge dedesignation	1,054	755	1,750	2,003
	$(6,135)	$(1,354)	$(5,884)	$(265)
Amounts recognized in the consolidated statements of operations consist of:
Loss on derivative financial instruments	$(6,135)	$(1,354)	$(5,884)	$(265)
(c)Risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk and liquidity risk, and how the Company manages those risks.
22.Comparative figures
Certain of the comparative figures have been reclassified to conform to the unaudited interim consolidated financial statement presentation adopted in the current period.